FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated October 21, 2009.

MATERIAL FACT
With respect to the information on its dividend policy that has appeared in certain media, Banco Santander hereby states as follows:
1.	That the Group’s traditional policy on dividends is to assign approximately 50% of the Group’s ordinary income to the payment of dividends (a pay-out of around 50%).

2.	That, in this context, regarding 2009, the Bank’s objective is to assign EUR 4,812 million to remunerate its shareholders, the same amount as that assigned in 2008, as stated at the Annual General Meeting of Shareholders last June.

3.	That the decisions to be taken in due course on matters of shareholder remuneration charged to the 2010 financial year will be in line with the aforementioned pay-out policy of around 50%.

4.	That the Bank considers it appropriate that Grupo Santander maintains a high core capital ratio, demonstrating the strength of its balance sheet and equity.
Boadilla del Monte (Madrid), 21st October 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 21, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President